April 27, 2017

Via EDGAR and Email

Mara L. Ransom

Assistant Director, Office of Consumer Products

U.S. Securities and Exchange Commission,

100 F Street, NE,

Washington, D.C. 20549.

Re:	B. Riley Financial, Inc.
Registration Statement on Form S-4 (File No. 333-216764)

Dear Ms. Ransom:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, B. Riley Financial, Inc. (“B. Riley”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to May 1, 2017 at 12:00 noon, Eastern Time, or as soon as practicable thereafter on such date.

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Securities and Exchange Commission	- 2 -

B. Riley requests that the Commission notify us of the effectiveness of the Registration Statement by calling our counsel, Patrick S. Brown of Sullivan & Cromwell LLP, at (310) 712-6603.

Sincerely,

/s/ Phillip J. Ahn

Phillip J. Ahn Chief Operating Officer and Chief Financial Officer of B. Riley Financial, Inc.

cc:	Lilyanna Peyser
Charlie Guidry
(Securities and Exchange Commission)

Patrick S. Brown
(Sullivan & Cromwell LLP)

Alan N. Forman
(B. Riley Financial, Inc.)

Richard J. Hendrix
(FBR & Co.)

Nicholas G. Demmo
David E. Shapiro
(Wachtell, Lipton, Rosen and Katz)